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                              October 22, 2020

       Peter Szulczewski
       Chief Executive Officer
       ContextLogic Inc.
       One Sansome Street 40th Floor
       San Francisco, CA 94104

                                                        Re: ContextLogic Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK No. 0001822250

       Dear Mr. Szulczewski:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Filed October 9, 2020

       Selected Consolidated Financial and Other Data
       Other Financial Information and Data
       LTM Active Buyers, page 72

   1. We note your response to comment 4. Based on your response, the title of this metric does not appear
consistent with how the metric is computed. As you deem appropriate, please revise the
title, revise the basis of computation to exclude the 4% of users that did not actually complete a
purchase, or disclose each time presented that the reported metric includes approximately
4% of users that did not actually complete a purchase.
 Peter Szulczewski
FirstName  LastNamePeter Szulczewski
ContextLogic  Inc.
Comapany
October 22,NameContextLogic
            2020             Inc.
October
Page  2 22, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

2. We note your revised disclosure in response to comment 5. You disclose that positive working capital dynamics are "where we receive an upfront payment from a user, and remit payment to a merchant a number of weeks later." While we understand how the timing difference between these transactions would benefit your float, it is unclear how they benefit your working capital given that the transactions are largely comprised of debits and credits to cash and merchants payable (both of which are included in current assets and current liabilities and, therefore, within working capital). Please revise or advise. In addition, as requested in prior comment five, please tell us whether you expect the benefits to continue, as applicable.
Comparison of Years Ended December 31, 2018, and 2019, page 90

3.       We note your response and related revisions in response to our comment
7. We reissue
         our comment in part. Please revise to quantify factors to which changes are attributed.
         For example, you disclose that Marketplace revenue increased due to increased monetization of our marketplace services to merchants, particularly increased merchant adoption of our ProductBoost service, partially offset by a decrease in user transaction volume from the prior year but you do not quantify these factors. Please also revise to analyze why these changes occurred.

         Please also quantify the effects of changes in both price and volume on your revenue and expense categories, where appropriate.
Principal and Selling Stockholders, page 155

4. We note your revised disclosure and your written response to our prior comment 10.
         Please revise your footnote 16 to include the information contained in your written response that the "beneficial holder of Republic Technologies Pte. Ltd. is Temasek
         Holdings (Private) Limited, which is wholly-owned by the Singapore Minister of
         Finance."
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

5. We note your response to comment 14. With regard to disaggregation of marketplace services revenue between sales-based commission fees and display-based ProductBoost advertising fees you state that the nature, timing, and uncertainty of revenue and cash flows are affected by similar economic factors. However, it appears the time of recognition and receipt of cash flows may differ as follows:
 Peter Szulczewski
ContextLogic Inc.
October 22, 2020
Page 3
                Access to the marketplace generates sales-based commission fees that are recognized only if and when a merchant sale occurs and the order is processed; and
                ProductBoost generates display-based advertising fees that are recognized when the merchant's products are displayed (regardless of sales, if any).

         In this regard, it appears there are both cash flow timing and uncertainty differences. In addition, it appears the nature of these revenue streams differ, given that one is a sales commission and the other is advertising revenue.

         In your response you indicate that separately quantifying amounts would be ad hoc non-
         GAAP as you have no basis for allocation. However, you also state that marketplace services (i.e., those that generate the sales-based commission) can be purchased separately without ProductBoost services and your accounting policy indicates that you recognize
         ProductBoost revenue when the merchants' products are displayed. In addition, on page 3,
         76, 82, 104 of your filing you quantify that your advertising service (i.e., ProductBoost)
         has an annual run-rate of nearly $180 million.

         For the reasons cited above, we believe you should reconsider your disaggregation of revenue disclosure to separately quantify advertising service revenues, which appear to be a different service than your sales commissions. In addition, we note references throughout your filing to geographic diversification of users and note that ASC 606-10-
         55-91(b) includes geographic region as an additional example of a disaggregation category that might be appropriate.
       You may contact Stephen Kim at 202-551-3294 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNamePeter Szulczewski                            Sincerely,
Comapany NameContextLogic Inc.
                                                               Division of
Corporation Finance
October 22, 2020 Page 3                                        Office of Trade
& Services
FirstName LastName